

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 21, 2018

Ken Shawn Tapp
Chief Executive Officer
Social Life Network, Inc.
8100 East Union Ave. Suite 1809
Denver, Colorado 80237

> **Re:    Social Life Network, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 25, 2018**
> **File No. 333-222709**

Dear Mr. Tapp:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business

Cannabis and Hemp Industry Platforms, page 23

1.    Please revise to disclose the percentage of your revenue that is generated from your cannabis and hemp industry platforms.

2.    Please provide us with support, for all quantitative and qualitative business and industry data used in this section. We note, without limitation, the following examples:

- "Viewed by more than 150 million online users across a total of 80+ websites & mobile apps";

- "Through Desktop and Laptop users, reaches 53% in Local Searches, and 60% of all mobile users of local searches"; and

- "Reaches more than 110 million connected mobile devices across the United States."

Clearly mark the specific language in the supporting materials that supports each statement. Please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Our Social Marketing Platform, page 23

3.      Please revise to disclose the typical termination provisions in your license agreements.

Reliance Upon Revenue Source, page 25

4.      Please revise to clarify, if true, that your source of revenues for the periods presented is concentrated in a few customers. In this regard, we note your disclosure that during the nine months ending September 30, 2017, $90,000 constituting 68% of your revenues was derived from license fees you received from Real Estate Social Network and Sports Social Network. Also revise your risk factor disclosure to provide related material risks.

Our Expansion Plans, page 25

5.      Please revise your disclosure to provide a more detailed discussion of each of your planned expansion activities, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

6.      Please provide a more robust discussion of your results of operations including the drivers behind the significant changes in individual income and expense line items. For instance, we note your disclosure on page 6 that the largest source of your revenue during fiscal year 2015 and 2016, and nine months ended September 30, 2017 was display advertising revenues, digital subscription services revenues, and social network platform licensing revenues, respectively. Refer to Item 303(a)(3) of Regulation S-K and SEC Interpretive Release 33-8350.

Liquidity and Capital Resources, page 32

7.      Please revise your discussion to provide a quantitative summary of your anticipated sources and uses of cash over the next 12 months, and disclose the minimum number of

months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV of Interpretive Release 33-8350 for additional guidance.

Corporate Governance

Summary Compensation Table, page 35

8.  Please provide the information required by Item 402(n) of Regulation S-K for the fiscal year ended December 31, 2017.  This comment also applies to your outstanding equity awards table on page 36.

Transactions with Related Persons, Promoters and Certain Control Persons, page 37

9.  Please revise to discuss the principle followed in determining the transaction prices in your arrangements with Real Estate Social Network and Sports Social Network, including who made such determinations and whether the prices were similar to what would have been obtained in an arm's length transaction. To the extent the prices are more or less favorable than would have been obtained in an arm's length transaction, please revise to so state and add a risk factor disclosing that the licenses you will receive from your affiliates may not be worth the disclosed prices because the agreements were negotiated by related parties and were not negotiated at arm's length.

10. You state on page 26 that the Software License Agreement with Sports Social Network, Inc. provides that you will receive $125,000 annually for the first two years of the agreement.  Please reconcile with your disclosure here where you indicate that you will pay a licensing fee of $125,000 for a period of two years.

11. Please disclose the name of the employee you executed a note payable for $5,000 with, and discuss the basis on which the employee is a related person. Please file the agreement as well as the notes payable agreements with Andy Rodosevich and Like RE, Inc. as exhibits to your registration statement or tell us why they are not material.  Refer to Items 404(d) and 601(b) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-1

12. We refer to your disclosure starting on pages F-8 under Note 6 to the financial statements. Please explain to us why the value of the shares issued is different from the value ascribed to them in this section. In this regard, we note your disclosure that you effected a 5,000 to 1 reverse stock split effective as of April 11, 2016.

13. You state that between June 6, 2016 and August 1, 2017, you issued 16,200,020 warrants to 50 investors at an exercise price of $0.05 per warrant. Please revise to provide the

dates of sale, amount sold per date, and the nature of the transaction and the nature and aggregate amount of consideration received. Refer to Item 701 of Regulation S-K.

<u>Exhibit 5, Legal Opinion</u>

14.     Please have counsel revise the legal opinion to state that the shares being offered by the selling stockholders are legally issued, fully paid and non-assessable.  Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 (CF) for further guidance.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters.  Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3673, with any other questions.  If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information Technologies
and Services

cc:     Frederick M. Lehrer, Esq.
        Frederick M. Lehrer, P.A.